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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 7)*

                 COOLSAVINGS, INC. (F/K/A COOLSAVINGS.COM INC.)
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                               (Name of Issuer)

                         Common Stock, $0.001 Par Value
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                         (Title of Class of Securities)

                                  216485 10 2
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                                (CUSIP Number)

                              Guy R. Friddell, III
                  Executive Vice President and General Counsel
                         Landmark Communications, Inc.
                             150 W. Brambleton Ave.
                             Norfolk, VA 23510-2075
                                 (757) 446-2035
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 31, 2003
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 6

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----------------------                                        ------------------
CUSIP NO.  216485 10 2                 13D                     Page 2 of 6 Pages
----------------------                                        ------------------

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 1.   Name of Reporting Persons
      I.R.S. Identification Nos. of Above Person (Entities Only)

      Landmark Communications, Inc.

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 2.   Check the Appropriate Box if a Member of a Group
      (a) [X]
      (b) [_]
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 3.   SEC Use Only

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 4.   Source of Funds

      WC
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 5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e) [_]

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 6.   Citizenship or Place of Organization

      Virginia

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                      7.    Sole Voting Power

                            11,711,455/1/
     NUMBER OF       -----------------------------------------------------------
      SHARES          8.    Shared Voting Power
   BENEFICIALLY
     OWNED BY               170,519,373/1/
      EACH           -----------------------------------------------------------
    REPORTING         9.    Sole Dispositive Power
     PERSON
      WITH                  11,711,455/1/
                     -----------------------------------------------------------
                      10.   Shared Dispositive Power

                            170,519,373/1/
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      182,230,828/1/
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12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [_]
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13.   Percent of Class Represented by Amount in Row (11)

      86.6%/2/
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14.   Type of Reporting Person

      CO
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/1/ See Items 3 through 6 of this Statement (as defined below).
/2/ For purposes of Rule 13d-3(d)(1)(i) under the Exchange Act (as defined below), the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock (as defined below) that have been reserved for issuance upon (1) the conversion of 13 million shares of currently outstanding and convertible CoolSavings, Inc. Series C Convertible Preferred Stock not owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC, and (2) the exercise of 8,756,290 currently outstanding and exercisable options to purchase CoolSavings, Inc. Common Stock not owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC. If all of such reserved shares of Common Stock were to be issued, Landmark Communications, Inc. would beneficially own 78.5% of the total outstanding Common Stock.

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----------------------                                        ------------------
CUSIP NO.  216485 10 2                 13D                     Page 3 of 6 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
 1.   Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (Entities Only)

      Landmark Ventures VII, LLC

--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
      (a) [X]
      (b) [_]
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 3.   SEC Use Only

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 4.   Source of Funds

      WC
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 5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e) [_]

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 6.   Citizenship or Place of Organization

      Delaware

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                      7.    Sole Voting Power

                            0
     NUMBER OF       -----------------------------------------------------------
      SHARES          8.    Shared Voting Power
   BENEFICIALLY
     OWNED BY               170,519,753
      EACH           -----------------------------------------------------------
    REPORTING         9.    Sole Dispositive Power
     PERSON
      WITH                  0
                     -----------------------------------------------------------
                      10.   Shared Dispositive Power

                            170,519,753/1/
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      70,519,753/1/
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12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [_]
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13.   Percent of Class Represented by Amount in Row (11)

      85.8%/2/
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14.   Type of Reporting Person*

      OO
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/1/ See Items 3 through 6 of this Statement (as defined below).
/2/ For purposes of Rule 13d-3(d)(1)(i) under the Exchange Act (as defined below), the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock (as defined below) that have been reserved for issuance upon (1) the conversion of 13 million shares of currently outstanding and convertible CoolSavings, Inc. Series C Convertible Preferred Stock not owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC, (2) the exercise of 8,756,290 currently outstanding and exercisable options to purchase CoolSavings, Inc. Common Stock not owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC, and (3) the exercise by Landmark Communications, Inc. of its right to acquire 11,711,455 shares of CoolSavings, Inc. Common Stock pursuant to the Warrant (defined infra). If all of such reserved shares of Common Stock were to be issued, Landmark Ventures VII, LLC would beneficially own 73.3% of the total outstanding Common Stock.

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Introductory Note

     This Amendment No. 7 (as defined herein) is being filed by Landmark Communications, Inc. and Landmark Ventures VII, LLC (collectively, the "Reporting Persons") to update the Amended Statement (as defined herein). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Amended Statement. Please refer to the Amended Statement for a detailed description of the corporate structure and affiliations of the Reporting Persons.

Item 1. Security and Issuer.

     Item 1 is hereby amended by deleting the first two sentences and inserting the following:

     This Amendment No. 7 to Schedule 13D ("Amendment No. 7") relates to shares of Common Stock, with $0.001 par value per share (the "Common Stock"), of CoolSavings, Inc., a Delaware corporation (f/k/a coolsavings.com inc., a Michigan corporation) (the "Issuer"). This amendment amends the initial statement on Schedule 13D filed by the Reporting Persons on August 9, 2001 (the "Initial Statement"), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 30, 2001, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on December 28, 2001, Amendment No. 3 to Schedule 13D filed by the Reporting Persons on April 19, 2002, Amendment No. 4 to Schedule 13D filed by the Reporting Persons on October 31, 2002, Amendment No. 5 to
Schedule 13D filed by the Reporting Persons on December 20, 2002 and Amendment No. 6 to Schedule 13D filed by the Reporting Persons on May 21, 2003 (the "Amended Statement" and, collectively with this Amendment No. 7, the "Statement").

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by inserting the following at the end of Item 3:

     On July 1, 2003, a stock dividend in the amount of 3,068,622 shares of Series B Preferred Stock accrued on the outstanding shares of Series B Preferred Stock owned by Ventures. Such "PIK" dividend has been declared by the Board of Directors of the Issuer and paid to Ventures.

     On July 31, 2003, interest accrued and compounded on the loan outstanding under the Amended Loan Agreement and Senior Secured Note in an amount equal to $114,968.13. As a result, pursuant to the terms of the Warrant, the Amended Loan Agreement and the Senior Secured Note, the Issuer issued to Landmark warrants to purchase an additional 229,936 shares of Common Stock.

     On October 1, 2003, a stock dividend in the amount of 3,129,994 shares of Series B Preferred Stock accrued on the outstanding shares of Series B Preferred Stock owned by Ventures. Such "PIK" dividend has been declared by the Board of Directors of the Issuer and paid to Ventures.

     On October 31, 2003, interest accrued and compounded on the loan outstanding under the Amended Loan Agreement and Senior Secured Note in an amount equal to $117,318.59. As a

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result, pursuant to the terms of the Warrant, the Amended Loan Agreement and the
Senior Secured Note, the Issuer issued to Landmark warrants to purchase an additional 234,637 shares of Common Stock.

     Except as otherwise described above, the source of funds for the above transactions was and will be the working capital of the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

     Section (a) of Item 5 is hereby amended and restated in its entirety as follows:

     (a) Landmark may be deemed to have beneficial ownership over 182,230,828 shares of Common Stock through its ownership of the Warrant and its ownership of and control over Ventures, which owns 159,629,737 shares of Series B Preferred Stock and 10,889,636 shares of Common Stock of the Issuer.

     If (i) Landmark exercised its right to acquire 11,711,455 shares of Common Stock pursuant to the Warrant, and (ii) Ventures exercised its right to convert its shares of Series B Preferred Stock into 159,629,737 shares of Common Stock, Landmark and Ventures would beneficially own, for the purposes of Rule 13d-3(d)(1)(i) under the Exchange Act, 86.6% and 85.8%, respectively, of the Issuer. These ownership percentages do not take into account shares of Common Stock that have been reserved for issuance upon (1) the conversion to Common Stock of 13 million shares of currently outstanding and convertible Series C Preferred Stock of the Issuer not owned by Landmark or Ventures, (2) the exercise of 8,756,290 currently outstanding and exercisable options to purchase Common Stock not owned by Landmark or Ventures and (3) in the case of Ventures' ownership percentage, the exercise by Landmark of its right to acquire 11,711,455 shares of Common Stock pursuant to the Warrant. If such reserved shares of Common Stock were issued in full, Landmark and Ventures would beneficially own 78.5% and 73.3%, respectively, of the total outstanding Common Stock.

     Except as disclosed in this Item 5(a), as of the date hereof, neither of the Reporting Persons beneficially owns, nor, to the best of their knowledge, do any of their directors or executive officers beneficially own, any shares of Common Stock.

     Section (b) of Item 5 is hereby amended and restated in its entirety as follows:

     Landmark owns a warrant (the "Warrant") which entitles Landmark to purchase 11,711,455 shares of Common Stock from the Issuer. If the Warrant were exercised, Landmark or its transferees would possess the sole power to vote or dispose of such shares of Common Stock. Ventures owns 159,629,737 shares of Series B Preferred Stock and 10,889,636 shares of Common Stock, over which the Reporting Persons may be deemed to share voting and/or dispositive power.

                                    * * * * *

                                   Page 5 of 6

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                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  10/31/03                             LANDMARK COMMUNICATIONS, INC.

                                             By:


                                             /s/ Guy R. Friddell, III
                                             -----------------------------------
                                             Name:  Guy R. Friddell, III
                                             Title: Executive Vice President and
                                                    General Counsel

Dated:  10/31/03                             LANDMARK VENTURES VII, LLC

                                             By:


                                             /s/ Richard A. Fraim
                                             -----------------------------------
                                             Name:  Richard A. Fraim
                                             Title: Vice President, Treasurer,
                                                    Secretary

                                   Page 6 of 6